FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2007

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item

1.	Press Release dated November 29, 2007 entitled, "CN files shelf prospectus for US$2.5 billion of debt securities".

Item 1

North America’s Railroad

NEWS RELEASE

CN files shelf prospectus for US$2.5 billion of debt securities

MONTREAL, Nov. 29, 2007— CN (TSX: CNR)(NYSE: CNI) today filed a preliminary shelf prospectus with Canadian securities regulators and a registration statement with the United States Securities and Exchange Commission (SEC), providing for the issuance by CN of up to US$2.5 billion of debt securities in Canadian and U.S. markets over the next two years.

CN expects to use net proceeds from the sale of debt securities under the shelf prospectus for general corporate purposes, including the redemption and refinancing of outstanding debt, share repurchases, acquisitions, and other business opportunities.

A registration statement related to these debt securities has been filed with the SEC; however, it is not yet effective. Securities may not be sold, nor may offers to buy be accepted, before the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

A copy of the preliminary shelf prospectus will be available on the Canadian Securities Administrators' web site, www.sedar.com, or from the SEC, or may be obtained on request from the Corporate Secretary, Canadian National Railway Company, 935 de La Gauchetière Street West, Montreal, Quebec, H3B 2M9 (telephone: 514-399-7091).

This news release contains forward-looking statements. CN cautions that, by their nature, forward-looking statements involve risk, uncertainties and assumptions, and while there may be a risk of recession in the United States economy, the Company’s assumption is that positive economic conditions in North America and globally will continue, which assumption may not materialize, and that its results could differ materially from those expressed or implied in such statements. Important factors that could cause such differences include, but are not limited to, industry competition, legislative and/or regulatory developments, compliance with environmental laws and regulations, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, the effects of adverse general economic and business conditions, inflation, currency fluctuations, changes in fuel prices, labour disruptions, environmental claims, investigations or proceedings, other types of claims and litigation, and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to CN’s most recent Form 40-F filed with the United States Securities and Exchange Commission, its Annual Information Form filed with the Canadian securities regulators, and its 2006 Annual Consolidated Financial Statements and Notes thereto and Management’s Discussion and Analysis (MD&A), as well as its 2007 quarterly consolidated financial statements and MD&A, for a summary of major risks.

CN – Canadian National Railway Company and its operating railway subsidiaries – spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key metropolitan areas of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America. For more information on CN, visit the company’s website at www.cn.ca.

Contacts:
Media Mark Hallman Director, Communications, Media & Eastern Region (905) 669-3384	Investment Community Robert Noorigian Vice-President, Investor Relations (514) 399-0052

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: November 29, 2007	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel